EXHIBIT 99.1

Tantech Announces Full Year 2022 Financial Results

LISHUI, China, May 1, 2023 /PRNewswire/ -- Tantech Holdings Ltd (NASDAQ: TANH) (“Tantech” or the “Company”), a clean energy company, today reported its audited financial results for the twelve months ended December 31, 2022.

	For the year ended December 31,
	2022	2021	Change
Revenues	$53,490	55,264	-3.2%
Gross profit	10,093	10,431	-3.2%
Gross Margin	18.9%	18.9%	0.0%
Operating expenses	5,520	18,946	-70.9%
Net income (loss) attributable to common stockholders	$3,021	(8,358)	-136.1%
Earnings (loss) from continuing operations per share	$3.03	(48.35)	N/A

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Revenues decreased by approximately $1.8 million, or 3.2%, to approximately $53.5 million in fiscal 2022 from approximately $55.3 million in fiscal 2021. The decreased was mainly attributable to decrease of approximately $4.4 million in revenues from consumer products and decrease of approximately $1.3 million in revenues from EV segment, due to weak consumer market as the result of soft economy, partially offset by increase of approximately $4.0 million in revenues from biodegradable packaging business which we started in fiscal 2022.

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Our gross profit decreased by approximately $0.3 million, or 3.2% to approximately $10.1 million in fiscal 2022 from approximately $10.4 million in fiscal 2021. The gross profit margin were 18.9% in both fiscal 2022 and 2021. On segment basis, gross margins for consumer product segment, EV segment, and biodegradable packaging business were 20.4%, (3.4)% and 2.7%, respectively, in fiscal 2022, compared to 18.7%, 24.2%, and nil, respectively, in fiscal 2021.

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Research and development expenses decreased by approximately $7.8 million, or 97.2%, to approximately $0.2 million in fiscal 2022 from approximately $8.1 million in fiscal 2021. The decrease was primarily due to less R&D activities in connection with our EV segment in fiscal 2022.

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Total operating expenses decreased by approximately $13.4 million, or 70.9%, to approximately $5.5 million in fiscal 2022 from approximately $18.9 million in fiscal 2021, which was mainly due to decrease of approximately $7.8 million in research and development expenses, decrease of approximately $3.8 million in general and administrative expense and decrease of approximately $1.8 million in share-based compensation in fiscal 2022 compared to fiscal 2021.

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Our income before income tax was approximately $5.7 million in fiscal 2022, an increase of approximately $14.0 million compared to loss of approximately $8.3 million in fiscal 2021. The increase was primarily attributable to a decrease of approximately $13.4 million in operating expenses compared to fiscal 2021.

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As of December 31, 2022, we had cash and restricted cash of approximately $19.0 million. Our current assets were approximately $106.8 million and our current liabilities were approximately $13.5 million, which resulted in a current ratio of 7.9:1. Total shareholders’ equity as of December 31, 2022 was approximately $115.9 million.

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Mr. Wangfeng Yan, Chief Executive Officer of Tantech, said, “Our revenue is stable at $53.5 million for the full year 2022, and net income attributable to common shareholders is positive at $3 million after losses in the proceeding 3 years. We are very glad to achieve this result given the COVID-19 pandemic and closures in China in 2022.”

“In the meantime, we expanded our business into several sectors and transformed our business to focus more on the specialty electric vehicles (EVs) market. We are building our presence methodically, with our R&D investments and technology advancements more in specialty-use EVs which we believe will be a key long-term growth driver for us, rather than general consumer EV market.” Mr. Wangfeng Yan continued, “in 2022 we also started biodegradable packaging business. This market has been growing rapidly in recent years, driven by increased awareness of environmental issues and the desire to reduce plastic waste. Biodegradable packaging can break down naturally in the environment without leaving behind harmful pollutants or waste.”

Mr. Wangfeng Yan concluded, “In 2022 we had $106.8 million current assets balance with just $13.5 million in current liabilities. There are many opportunities for us to explore and add value for shareholders. With continuing leadership in bamboo charcoal-based products and our unique knowledge in specialty EV segment, we have full confidence in the future development of the Company.”

About Tantech Holdings Ltd

For the last two decades, Tantech has been a leading high-tech enterprise pioneering and specializing in producing, researching and developing products based on bamboo charcoals with a well-established domestic and international sales and distribution network. Tantech expanded into the clean vehicle industry in 2017 through acquiring 70% shares of Shangchi Automobile. In November 2020, Tantech established two additional subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., to produce and market electric vehicles, including automatic high-speed street sweepers and others. The Company's subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. Tantech has recently expanded its operation into international markets. In May and July 2022, the Company established wholly-owned subsidiaries, EPakia Inc. and EPakia Canada Inc., in the United States and Canada to develop biodegradable packaging business in the North American and other international markets. The Company is fully ISO 90000 and ISO 14000 certified and has received numerous national, provincial and local honors, awards and certifications for its products and scientific research efforts. For more information, please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as expressly required by applicable laws.

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Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

	December 31,	December 31,
	2022	2021

Assets
Current Assets
Cash and cash equivalents	$18,976,684	$43,144,049
Restricted cash	4,827	422,832
Accounts receivable, net	40,174,332	44,962,926
Financing receivable	43,864,192	—
Inventories, net	898,686	1,069,698
Due a from related party	—	10,354,051
Advances to suppliers, net	1,291,998	3,420,628
Prepaid taxes	494,467	1,609,466
Prepaid expenses and other receivables, net	1,051,631	824,239
Total Current Assets	106,756,817	105,807,889

Other Assets
Property, plant and equipment, net	1,656,442	2,103,947
Intangible assets, net	184,822	205,971
Right of use assets	1,417,088	313,172
Long-term investment	24,116,835	26,096,079
Total Non-current Assets	27,375,187	28,719,169
Total Assets	$134,132,004	$134,527,058

Liabilities and Stockholders’ Equity
Current Liabilities
Short-term bank loans	$3,636,591	$4,719,552
Accounts payable	2,118,705	1,563,787
Due to related parties	1,047,512	1,847,421
Customer deposits	1,826,996	3,580,622
Taxes payable	1,251,975	823,701
Loan payable to third parties	—	7,002,385
Lease liabilities-current	161,480	115,330
Accrued liabilities and other payables	3,497,532	2,114,258
Total Current Liabilities	13,540,791	21,767,056
Due to third parties-long term	3,395,861	—
Lease liabilities-non-current	1,259,958	223,291
Total Liabilities	18,196,610	21,990,347

Stockholders’ Equity
Common stock, $0.24 par value, 6,000,000 shares authorized, 1,217,906 and 266,640 shares issued and outstanding as of December 31, 2022 and 2021, respectively*	292,299	63,995
Additional paid-in capital	79,454,309	69,566,786
Statutory reserves	7,490,398	6,874,614
Retained earnings	39,090,079	36,684,794
Accumulated other comprehensive (loss) income	(8,242,727)	1,071,149
Total Stockholders’ Equity attributable to the Company	118,084,358	114,261,338
Noncontrolling interest	(2,148,964)	(1,724,627)
Total Stockholders’ Equity	115,935,394	112,536,711
Total Liabilities and Stockholders’ Equity	$134,132,004	$134,527,058

*Retroactively restated for one-for-twenty-four reverse split with effective date of November 9, 2022.

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Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Income (Loss) and Comprehensive Loss

	For the Years Ended December 31,
	2022	2021
Revenues	$53,490,294	$55,263,673
Cost of revenues	43,397,756	44,832,347
Gross Profit	10,092,538	10,431,326

Operating expenses
Selling expenses	278,013	221,364
General and administrative expenses	5,013,933	8,831,407
Share based compensation	—	1,840,000
Impairment of goodwill and intangible asset		—
Research and development expenses	227,829	8,053,400
Total operating expenses	5,519,775	18,946,171

Income (loss) from operations	4,572,763	(8,514,845)

Other income (expenses)
Interest income	208,142	117,735
Interest expense	(602,037)	(740,400)
Financing interest income	1,400,227	—
Rental income from related party	89,039	117,958
Gain from sale property to a related party	—	545,874
Other income (loss), net	60,031	210,176
Total other (expenses) income	1,155,402	251,343

Income (loss) before income tax	5,728,165	(8,263,502)
Income tax provision (benefit)	3,141,969	2,429,480
Net income (loss)	2,586,196	(10,692,982)
Less: net loss attributable to noncontrolling interest	(434,873)	(2,334,853)
Net income (loss) attributable to common stockholders of Tantech Holdings Ltd	$3,021,069	$(8,358,129)

Net income (loss)	2,586,196	(10,692,982)
Other comprehensive income (loss):
Foreign currency translation adjustment	(9,303,340)	2,535,599
Comprehensive loss	(6,717,144)	(8,157,383)
Less: Comprehensive loss attributable to noncontrolling interest	(424,337)	(2,363,473)
Comprehensive loss attributable to common stockholders of Tantech Holdings Ltd	$(6,292,807)	$(5,793,910)

Earnings (loss) per share - Basic and Diluted*
Basic	$3.03	$(48.35)
Diluted	$3.00	$(48.35)

Weighted Average Shares Outstanding
Basic	996,934	172,864
Diluted	1,006,169	172,864

*Retroactively restated for one-for-twenty-four reverse split with effective date of November 9, 2022.

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Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2022	2021
Cash flows from operating activities
Net income (loss)	$2,586,196	$(10,692,982)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Allowance (reversal of) for doubtful accounts - accounts receivable	738,922	(52,789)
Allowance for (reversal of) doubtful accounts - advance to suppliers	49,038	(142,799)
Write off manufacturing rebate receivable	—	5,819,059
Share based compensation	—	1,840,000
Inventory reserve	51,676	359,501
Depreciation expense	344,852	444,462
Amortization of intangible asset	8,356	472,140
Amortization of right of use assets	347,127	44,964
(Gain) Loss from disposal of property, plant and equipment	(6,291)	(545,844)
Contingent liability	—	535,389
Changes in operating assets and liabilities:
Accounts receivable - non-related party	673,738	(9,573,463)
Advances to suppliers	1,885,042	3,694,066
Advances to suppliers - related party	—	1,550,000
Inventory	43,811	(737,552)
Prepaid expenses and other receivables	(296,077)	(768,288)
Accounts payable	671,669	(16,266)
Accrued liabilities and other payables	1,560,046	(323,441)
Customer deposits	(1,518,851)	318,875
Lease liabilities	(366,772)	(19,824)
Taxes payable	1,520,519	(295,666)
Net cash provided by (used in) operating activities	8,293,001	(8,090,458)

Cash flows from investing activities
Acquisition of property, plant and equipment	(79,273)	(220,308)
Proceeds from disposal of property, plant and equipment	35,792	748,612
Additions to intangible assets	(2,692)	(4,220)
Financing receivable	(44,953,234)	—
Net cash (used in) provided by investing activities	(44,999,407)	524,084

Cash flows from financing activities
Proceeds from loans from third parties	—	6,917,589
Repayment of loans from third parties	(3,151,786)	(310,000)
Bank acceptance notes payable, net of repayment	—	(1,772,550)
Cancellation of common stock due to reverse split	(4,573)	—
Proceeds from bank loans	3,875,478	7,774,800
Repayment of bank loans	(4,618,488)	(8,738,900)
Proceeds from (repayment of) loans from related parties, net	9,071,272	(10,428,196)
Proceeds from issuance of common stock and warrants	10,120,400	19,362,706
Net cash provided by financing activities	15,292,303	12,805,449

Effect of exchange rate changes on cash, restricted cash and cash equivalents	(3,171,267)	988,502

Net (decrease) increase in cash, restricted cash and cash equivalents	(24,585,370)	6,227,577

Cash, restricted cash and cash equivalents, beginning of year	43,566,881	37,339,304

Cash, restricted cash and cash equivalents, end of year	$18,981,511	$43,566,881

Supplemental disclosure information:
Income taxes paid	$2,590,282	$2,278,134
Interest paid	$474,579	$265,248

The accompanying notes are an integral part of these consolidated financial statements.

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For more information, please contact:

Golden Communication International, LLC

William Tu, William.tu@goldenir.com

Tel: +1 202-656-3688

SOURCE: Tantech Holdings Ltd.

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